

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 5, 2008

Clive Ng
Chairman and President
China Cablecom Holdings, Ltd.
17 State Street, Suite 1600
New York, NY 10004

> **Re:** **China Cablecom Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed January 23, 2008**
> **File No. 333-147038**
>
> **Jaguar Acquisition Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed January 23, 2008**
> **File No. 0-51546**

Dear Mr. Ng:

We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4 filed by China Cablecom Holdings, Inc.

General

1.   We have reviewed the supplemental materials provided to support industry and market data cited in the proxy statement/prospectus. In addition to the items for which you are still seeking support or which you have indicated will be corrected in a subsequent amendment, please provide support for the statement listed as number 12 in the index of industry and market data cites provided to us and contained on page 111 of the proxy statement/prospectus. The source and page number provided do not appear to support the statement.

Prospectus Cover Page

2.   We note your response to comment 13 in our letter dated January 11, 2008. While we understand your position that the full value of the performance shares should not be considered deal consideration, we continue to believe some value should be attributed to this component of the transaction and that you should clearly inform investors of the maximum possible amount payable to China Cablecom's shareholders, Mr. Ng and Mr. Ng's affiliates. In this regard, we note that a majority of the performance shares are potentially for the benefit of an affiliate of Mr. Ng and the business combination is conditioned on the approval of the performances shares. Additionally, the disclosure on pages 45 to 46 and elsewhere refers to the performance shares as an additional, variable portion of the consideration. We also do not agree, based on current disclosure, with your response that the performance shares "are almost impossible to achieve based on the historical and projected operations of Binzhou Broadcasting." For example, the projected 2008 EBITDA of $10.2 million used by Navigant in its fairness analysis is not significantly less than the performance target 2008 EBITDA of $11 million which would result in an additional 2,920,000 shares being issued to an affiliate of Mr. Ng. Revise to disclose the value of this portion of the consideration. In the section of the proxy statement/prospectus that discusses Jaguar's board's reasons for approving the transaction and its reliance on the fairness opinion, highlight the fact that the fairness opinion did not include this quantified portion of consideration and discuss why the board determined that this was appropriate.

Risk Factors, page 12

3.   Revise the new risk factor on page 22 or the section entitled "Material United States Federal Income Tax Considerations" to address the degree of uncertainty contained in counsel's tax opinion. Refer to prior comment 32.

The Business Combination Proposal, page 40

Background of the Business Combination, page 41

4.   We reissue comment 12 in our letter dated January 11, 2008. Your response letter
        indicates that Jaguar "aggressively sought and conducted investigations and
        negotiations with additional acquisition candidates" after the letter of intent with
        China Cablecom was signed. Please detail these efforts in the Background
        section.

The Role of Skillnet, page 49

5.   Please disclose whether Jaguar's board has met to review Binzhou's results of
        operations as of September 30, 2007 (or more recently) and, if so, how the board
        has viewed the continued deteriorating financial performance. Indicate whether
        or not Jaguar's management has undertaken any efforts aside from discussions
        with Mr. Ng and Mr. Yue to verify the reasons for the recent underperformance
        and the state of Binzhou's information and accounting systems. Quantify the
        difference between 2007 interim performance and the projections provided by
        China Cablecom management. Further, please disclose all material projections
        relied upon by Jaguar's board and the assumptions underlying the projections, as
        you continue to include references to "the outlook of the cable business for the
        remainder of 2007 and beyond" on page 51 and the board's analysis of China
        Cablecom's "revenue and projections" as one of the factors considered by the
        board on page 57.

6.   Please describe in more detail the valuation analyses performed by Jaguar's board
        that are discussed in the last paragraph on page 51. Disclose whether "growing
        10% organically" refers to subscribers, revenues, EBITDA or some other measure
        and state whether this is a historical or projected determination. Explain how the
        board determined that comparable public companies would trade at 11 to 12 times
        EBITDA. Also demonstrate how the "multiple of value per subscriber" for U.S.
        based cable companies and the three public Chinese cable companies were
        determined. Identify the U.S. and Chinese cable companies.

7.   We note from your revised disclosure on page 53 that the terms of the transaction
        changed from the letter of intent to the definitive merger agreement. Despite
        target revenues and EBITDA less than contemplated and the acquisition of only
        one network, total merger consideration significantly increased. Please explain in
        detail how these changes to the substantive provisions in the letter of intent,
        including the consideration payable, came about. Explain the negotiation process
        (both with respect to Jaguar's acquisition of China Cablecom and China
        Cablecom's acquisition of its joint venture interest in Binzhou Broadcasting and
        the other abandoned network) and Jaguar's board's views as to why the increased

consideration was necessary. Highlight any changed circumstances that resulted in these changes.

8. We note from the table on page 52 that China Cablecom did not meet criteria four through six. Please reconcile this disclosure with the board's belief, as expressed on page 58, that China Cablecom "would meet all of the other target criteria" besides being in the credit and debit card industry.

Skillnet Due Diligence Report, page 54

9. We note your response to comment 15 in our letter dated January 11, 2008 to the effect that the Skillnet report did not have a significant role in convincing Jaguar's management or board to proceed with the business combination transaction with China Cablecom. Yet this assertion appears to be refuted by your disclosure in the joint proxy statement/prospectus. For example, the emphasis placed on Skillnet's findings on pages 54-55 and 59-60, including Skillent's financial and other analyses, as well as the reference to its analyses and conclusions under "Jaguar's Reasons for the Redomestication Merger and Business Combination and Recommendation of the Jaguar Board" on page 57 suggest that the Skillnet report is "materially relating to the transaction" within the meaning of Item 4(b) of Form S-4. Please file the report and a consent as exhibits to the registration statement as requested in our prior comment. Alternatively, provide further explanation for why the Skillnet report is not materially related to the transaction and reconsider your presentation in your document.

Jaguar's Reasons for the Redomestication Merger and Business Combination and Recommendation of the Jaguar Board, page 57

10. Discuss the significance that Jaguar's board attributed to the fairness opinion in determining to approve the transaction. Explain how the board viewed the following factors:

- Navigant did not consider the performance share transaction consideration which could add significant additional value to the total consideration for the deal;

- The methodology by which Navigant valued the debt to be assumed and the shares to be issued resulted in consideration of approximately $26 million, which is significantly less than the approximately $34 million value taking into account the full principal amount of the assumed debt and a more recent non-dilutive Jaguar share price;

- The fact that Navigant apparently did not consider Binzhou Broadcasting's interim 2007 financial results in performing its analyses; and

- The fact that Navigant apparently did not examine three public Chinese cable company comparatives that the Jaguar board considered appropriate to analyze.

Potential Disadvantages of the Business Combination with China Cablecom, page 60

11.   Expand upon the disadvantages mentioned in connection with potential difficulties integrating acquisitions. Specifically discuss the problems encountered consolidating the local networks forming Binzhou Broadcasting, including the time necessary to accomplish this due to accounting and structuring issues and the negative impact on financial results caused by information and accounting system failures in connection therewith.

Satisfaction of the 80% Test, page 60

12.   We reissue comment 19 in our letter dated January 11, 2008. Please address the issues raised in that comment in your disclosure in this section.

Fairness Opinion, page 62

13.   We note that a value of $13,460,000 was attributed to the technical service agreement in each of the analyses performed by Navigant, regardless of what the total enterprise value for Binzhou Broadcasting was determined to be. Throughout the proxy statement/prospectus, the technical service agreement is described as bringing China Cablecom's effective economic interest in Binzhou Broadcasting from 49% to 60%. Explain why China Cablecom's interest in the total value of Binzhou Broadcasting was not determined to be 60% for the purposes of each of the analyses, as opposed to 49% plus $13,460,000. Describe how the value of $13,460,000 was determined.

Comparable Company Analysis, page 65
Comparable Transaction Analysis, page 67

14.   Disclose the revenue and EBITDA numbers that Navigant used to determine the average Binzhou Broadcasting financial results for 2006 and 2007. If Navigant was using projections for 2007, disclose that this was the case and quantify the projections. We note that the average revenue of approximately $10 million used is not consistent with Binzhou's actual performance to date of $8.3 million revenue in 2006 and $5.5 million revenue through nine months of 2007. Nor does an average EBITDA of $6.2 million seem consistent with Jaguar's board's expectation of $4.5 million EBITDA contribution in 2007 (as indicated on page 51). We also note that, based on the items Navigant reviewed as disclosed on page 63, it did not review any 2007 interim results for Binzhou.

Application of Comparable Company and Comparable Transaction Analysis, page 70

15.   In the discussion of the consideration valuation in the fourth full paragraph on page 71, identify the total value of consideration used by Navigant in performing its analyses. Disclose the debt and share valuation methodologies applied and indicate why Navigant applied those methodologies as opposed to other methodologies which would have resulted in a greater total value of consideration.

Discounted Cash Flow Analysis, page 71

16.   Disclose all of the financial projections, including the 2007 projections, and the discount rate used by Navigant. Also discuss the assumptions underlying the financial projections. Please include tabular disclosure detailing the application of the discounted cash flow analysis or otherwise revise your disclosure so that investors understand this determination in a step-by-step manner.

Terms of the Merger Agreement, page 74

17.   Statements that the representations and warranties "were made solely for purposes of the Agreement," that the Agreement is included "only to provide [readers] with information regarding terms and conditions, and not to provide any other factual information" and that readers should "read the information provided elsewhere in the proxy statement/prospectus" to obtain information about the parties continue to potentially imply that the referenced merger agreement does not constitute public disclosure under the federal securities laws. Please revise in accordance with our prior comment.

Additional Agreements, page 77

18.   We note Jaguar's IPO prospectus disclosure that it would be unlikely that you would continue to negotiate with any target that did not waive its right to a claim of any kind on the trust account. Considering this disclosure, address whether Jaguar's board considered trying to locate another merger target after China Cablecom refused to sign a waiver for all claims against the trust. If not, explain why.

Differences of Stockholder Rights, page 93

19.   We note your revised disclosure and your response to comment 36. However, we also note that the comparative disclosure on page 96 still does not indicate that China Cablecom Holdings will have a staggered board and three year terms. This disclosure should reflect differences in shareholder rights taking into account BVI corporate law and China Cablecom Holdings' organizational documents that will be in effect upon consummation of the redomestication. Please revise

accordingly. Additionally, since China Cablecom Holdings plans on amending its organizational documents prior to the special meeting, please confirm that you will append the forms of amended organizational documents to the proxy statement/prospectus prior to mailing.

Information About China Cablecom, page 107

China Cablecom's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 117

Asset Transfer Agreement, page 119

20.   In the description of the asset transfer agreement, please clearly state the portion of the total purchase price that China Cablecom and its affiliates (other than Binzhou Broadcasting) must contribute. If China Cablecom or JYNT is responsible for contributing the entire $27.5 million payment obligations of Binzhou Broadcasting, revise to so state. Describe the terms of the loans extended or to be extended by JYNT to Binzhou Broadcasting for the purpose of paying the purchase price to Binzhou SOE.

21.   Please fully explain how all of the benefits of the assets have already been transferred by Binzhou SOE to Binzhou Broadcasting, despite the fact that most of the purchase price is yet to be paid to Binzhou SOE. Explain what would happen if the business combination was not consummated and thus China Cablecom did not have the SPAC trust funds available to it to contribute the remaining $23.3 million purchase price to Binzhou SOE. Confirm that China Cablecom already enjoys all benefits of its 60% economic interest in Binzhou Broadcasting.

Binzhou Broadcasting revenue sources and costs and expenses, page 119

22.   We note your revisions on page 120 and 121 in response to comment 51 in our letter dated January 11, 2008. Please further revise to be more specific, including quantitative disclosure to the extent practicable, about how the expected conversion of 120,000 subscribers to digital cable in the next twelve months might impact financial performance in the next twelve months. For example, although you note that the average subscription fee is expected to increase 70% over five years partially as a result, discuss the more immediate impacts.

Results of Operations of Binzhou Broadcasting, page 123

23.   We note your response to prior comments 48, 49 and 61 of our letter dated January 11, 2008. In light of the restatements of the Binzhou Broadcasting financials for the period ending September 30, 2007 and the billing and revenue recognition issues afflicting the performance of the company during the same

period, we believe that you should discuss any material weaknesses in your internal controls over financial reporting within MD&A. A discussion of a material weakness should address the following:

- the nature of the material weakness,

- its impact on financial reporting and the control environment, and

- management's current plans, if any, for remediating the weakness.

24. We note your response to comment 46 in our letter dated January 11, 2008 and your revisions on pages 120, 121 and 124. Please address why, regardless of the billing issue, total subscribers has not significantly grown in the 12 months from September 30, 2006 (438,337) to September 30, 2007 (442,900 as disclosed on page 109). Reconcile this with your disclosure on pages 51 and 121, and elsewhere, of expected 10% organic growth in subscribers.

Liquidity and Capital Resources, page 126

25. Please disclose whether management believes China Cablecom will need to access financing in the next 12 months or thereafter to meet its liquidity needs or in connection with potential acquisitions. If so, discuss potential sources of financing and the extent to which financing may be needed. Additionally, discuss China Cablecom's ability to make the $43 million identified payment obligations in the event that up to 19.99% of Jaguar shareholders elect redemption and the trust proceeds are accordingly reduced.

Unaudited Pro Forma Condensed Combined Financial Information, page 135

26. We note that Mr. Ng will have effective control over the Board of Directors of China Cablecom Holdings after the consummation of the business combination and redomestication merger partially through his ability to appoint a majority of the post-merger board of directors under the merger agreement. Since Section 1.5 of the merger agreement appoints the directors of China Cablecom Holdings, please explain how Mr. Ng has the ability to appoint such directors.

27. Please file the voting agreements that you reference on page 135 or a form thereof as exhibits or an exhibit to the Form S-4.

28. We note your disclosure on page 135 and your response to comment 85 of our letter dated December 3, 2007. We continue to question your treatment of the merger of China Cablecom and Jaguar as a capital transaction. As we previously stated, Jaguar is not an inactive shell company. It is an operating entity with employees and significant assets, liabilities, revenues and expenses.

29.   We note your response to comment 53 and the disclosure on page 135, however we continue to question your identification of China Cablecom as the acquiring entity in the merger with Jaguar. While the management of China Cablecom may have operational control of the business immediately after the proposed merger, we note that the shareholders of Jaguar will control a majority the voting rights, absent some shares whose issuance are contingent on some future performance measures, which may or may not be met. Also, it appears uncertain whether "the former controlling shareholder of China Cablecom" does, in fact, have the ability to "initially appoint a majority of the post-merger board of directors", seeing that the Merger Agreement establishes the board of directors that does not appear to be controlled by representatives from China Cablecom. Both of these factors would appear to give Jaguar the ability to replace the management of China Cablecom. In addition, it appears that Jaguar is the combining entity that will pay a premium over the market value of the equity securities of China Cablecom, paragraph 17e of SFAS No. 141. If a majority of the factors in paragraph 17 indicate that Jaguar is the acquiring entity, then you should revise your proposed accounting or advise us.

30.   Consistent with your disclosure on page 40, clearly indicate that the shareholders of China Cablecom will own approximately 26.55% of the outstanding shares of China Cablecom Holdings, assuming full participation on the Redomestication Merger and no conversions or exercise of appraisal rights and before any issuance of Performance Shares

Directors and Management, page 149

Settlement with China Broadband, page 152

31.   Here, in the MD&A, or in another appropriate location of the proxy statement/prospectus, discuss in more detail the nature of the conflict created by Mr. Ng's and Mr. Pu's involvement with China Broadband. Describe the nature of China Broadband's business. Clarify whether Mr. Ng and Mr. Pu would be able to resign from China Broadband in the event an acquisition arose prior to their replacements as CEO and CFO. Clarify whether resignation in the circumstances described could still result in a violation of the employment agreements with China Broadband for actions occurring prior to the resignation. Also discuss any provisions of Mr. Ng's and Mr. Pu's employment agreements with China Cablecom that clarify their duties toward China Cablecom as they relate to their involvement with China Broadband. File the Settlement Agreement as an exhibit to the Form S-4.

Employment Agreements, page 156

32.   Clarify whether, as stated on page 10 and elsewhere, it is also a condition to the consummation of the business combination that China Cablecom Holdings enter into an employment agreement with Mr. Yue. If so, describe the terms of such employment agreement and file a form thereof as an exhibit.

Binzhou Guangdian Network Co., Ltd Combined Interim Financial Statements for the period ending September 30, 2007, page F-63

33.   We note your responses to prior comments numbered 49 and 61 of our letter dated January 11, 2008. We note that you restated the financial statements for the period ended September 30, 2007 to correct your accounting for depreciation expense that was previously not reported and the inter-company account that was not eliminated. As these are corrections of errors in previously issued financial statements, please amend your financial statements to reflect that they have been restated and provide all required disclosures in accordance with SFAS 154. In addition, please discuss the facts and circumstances concerning the error corrections within MD&A.

Preliminary Proxy Statement on Schedule 14A filed by Jaguar Acquisition Corporation

Form of Proxy Card

34.   Please revise the proxy card to highlight, whether with bold-faced type or otherwise, the statement that shareholders must make a separate redemption request in addition to checking the box. This instruction should be prominently presented on the card.

*   *   *

        As appropriate, please amend China Cablecom Holdings' and Jaguar Acquisition Corporation's filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Advisor, at (202) 551-3576 or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Michele Anderson
Legal Branch Chief

cc: Mitchell Nussbaum, Esq.
        Loeb & Loeb LLP
        Via facsimile: (212) 504-3013